KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

04045223

September 29, 2004

SUPPL

PROCESSED
OCT 01 2004
THOMSON
FINANCIAL

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's September 24, 2004 press release regarding the acquisition of Hodder Headline by Hachette Livre.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dlw 10/1

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

Press Release

LAGARDERE



ACQUISITION OF HODDER HEADLINE BY HACHETTE LIVRE SUCCESSFULLY CLOSED

Paris, France, September 24, 2004 - Following approval from British competition authorities and from WH Smith's Shareholders' Meeting, the acquisition of Hodder Headline by Hachette Livre was finalized on Friday, September 24, 2004 in London.

Led by Arnaud Nourry, Hachette Livre (approximately 1.5 billion euros in sales) is the leading publisher in France and Spain. It will now become the second largest publisher in England. These market rankings meet Arnaud Lagardère's goal to *"be one of the top European publishers and to support our strategic growth in the Book sector, which remains the backbone of the Group". " This illustrates the coherence and consistency of our strategy for balanced and sustainable growth",* he said last July.

With sales of 229 million euros for the fiscal year ended August 31, 2004, Hodder Headline, the United Kingdom's fourth largest publisher, is an exceptional strategic opportunity for Hachette Livre. The consolidation of its very balanced business portfolio increases Hachette Livre's footprint in publishing segments such as Literature, Youth, and Education where it has already started to invest.
After Larousse, Dalloz, Dunod and Armand Colin and Anaya in Spain, this acquisition marks a decisive step for expansion in the English-language market, a key factor for the group's future growth.

<u>Press contacts</u>:

LAGARDERE	Communications Division	33.1.40.69.16.33
HACHETTE LIVRE	Valérie Bignon	33.1.43.92.34.18

<u>Investor Relations</u>:

LAGARDERE	Laurent Carozzi	33.1.40.69.18.02